Confidential treatment has been requested by Midas Medici Group Holdings, for portions of this letter pursuant to Rule 83 (17 CFR 200.83). The copy filed herewith omits the information subject to the confidentiality request.  Omissions are designated as [***].  A complete version of this letter has been submitted separately to the Securities and Exchange Commission

 February 3, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	David Link, Esq Cathy Baker, Esq Blaise Rhodes

Re:	Midas Medici Group Holdings, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed on January 19, 2010 File No. 333-161522

Ladies and Gentlemen:

On behalf of our client, Midas Medici Group Holdings, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter, dated January 29, 2010 (the “Comment Letter”) with respect to the above-referenced registration statement.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

1.           We note your response to comment one that the company has deleted the noted disclosure. We note your prior statement in the prospectus that "we are currently engaged in discussions with respect to the acquisition of a company affiliated with certain of our officers and directors. Any such acquisition would be subject to negotiation of a definitive agreement and approval by the independent members of our Board of Directors." Advise us why the company believes that it is now appropriate to delete the disclosure regarding acquisition discussions with an affiliated company. Supplementally advise us of the identity of the company which you indicated you were in negotiations with and its affiliations with your officers and directors. Also advise us of the status of the negotiations and the probability of the acquisition. We may have further comment.

Response:

The Company believes it is appropriate to delete the subject disclosure. The statement was initially included in the prospectus when the Company had initial discussions with the affiliated company, [***]. (“[***]”) around September/October 2009. Those discussions have not progressed and did not result in the parties’ entry into any agreements, understandings or arrangements regarding the consummation of an acquisition. The parties have not executed a term sheet or letter of intent or an acquisition agreement. The Company’s last discussion with [***] took place in mid December, 2009 and no further discussions have been held to date. There are no pending discussions regarding [***], nor does the Company believe that the acquisition is probable at this time.

 [***]. Nana Baffour, the Company’s CEO and Johnson Kachidza, our President are the Co-Founders, Managing Principals and principal shareholders of KLI

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.

Thank you in advance for your prompt review and assistance. If you have any questions, please contact the undersigned.

Very truly yours,

By:	/s/ Marcelle S. Balcombe

[***]CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO SUCH OMITTED PORTIONS PURSUANT TO RULE 83 (17 CFR 200.83).